Securities and Exchange Commission
Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Boston Financial Qualified Housing Tax Credits L.P. IV
(Name of Subject Company(issuer))

Anise, L.L.C. (offeror)
Christopher J. Garlich Trust
Christopher J. Garlich
Jose L. Evans
Denise Evans
(Names of Filing Persons (identifying status as
offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.
Attn: Scott M. Herpich
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
Telephone (816) 292-2000

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,634,000	$326.80
* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$326.80	Filing party:	Anise, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	February 21, 2006

[   ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[   ] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on February 21, 2006, and amended on March 3, 2006, and March 9, 2006, by Anise, L.L.C., a Missouri limited liability company (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase Units of limited partnership interests of Boston Financial Qualified Housing Tax Credits L.P. IV, a Massachusetts limited partnership (the “Partnership”) at a revised cash purchase price of $175 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, and less any transfer fees imposed by the Partnership for each transfer (the Purchaser believes the Partnership is currently charging $150 per trade) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 21, 2006, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Extension of the Offer

The Expiration Date for the Offer has been extended to 5:00 p.m., Kansas City time, on April 21, 2006. The Offer was previously scheduled to expire at 5:00 p.m., Kansas City time, on Monday, March 20, 2006. The Offer to Purchase and all related documents are amended to extend the Expiration Date of the Offer to 5:00 p.m., Kansas City time, on April 21, 2006. All references to the Expiration Date shall mean 5:00 p.m., Kansas City time, on April 21, 2006.

Increase of Offer Price

The Offer price has been increased to $175 per Unit, without interest, less any distributions made by the Partnership and less any transfer fees imposed by the Partnership. The Offer price was previously $172 per Unit. The Offer to Purchase and all related documents are amended to increase the Offer price of the Offer from $172 per Unit to $175 per Unit. All references to the Offer price shall mean $175 per Unit. The increased Offer price will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.

Units Sought

The Purchaser is now offering to purchase all of the outstanding Units. Previously, the Offer indicated that the Purchaser would purchase up to 9,500 Units. The Offer to Purchase and all related documents are amended to change all references to the number of Units sought from 9,500 Units to all of the outstanding Units.

Item 1. Summary Term Sheet

Item 1 is amended and supplemented as follows.

Subsection (e) under “DETAILS OF THE OFFER - 7. CONDITIONS OF THE OFFER” in the Offer to Purchase is deleted in its entirety and replaced with the following:

(e) prior to the Expiration Date of the Offer, the General Partner or the

Partnership shall have stated or otherwise indicated that it intends to refuse to take any action that the Purchaser deems necessary, in the Purchaser's reasonable judgment, for the Purchaser to be the registered owner of the Units tendered, with full voting rights, promptly after consummation of the Offer or as soon thereafter as is permitted under the Partnership Agreement (as currently in existence) and under applicable law.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is supplemented and amended as follows:

(a) The first sentence in the third paragraph under “DETAILS OF THE OFFER - 1. TERMS OF THE OFFER; EXPIRATION DATE; PRORATION” in the Offer to Purchase is deleted in its entirety and replaced with the following:

If transfers of Units are limited by the Partnership Agreement to a number of Units (the “Transfer Limit”), and the number of Units that are Properly Tendered exceeds the Transfer Limit, the Purchaser will, upon the terms and subject to the other conditions of the Offer, accept for payment and pay for Units equal to the Transfer Limit, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. Specifically, the Purchaser anticipates rounding up or down to the nearest whole Unit; provided, however, if necessary, the Purchaser might have to round down to avoid purchasing more than the stated maximum number of Units. Subject to its obligation to pay for Units promptly after the Expiration Date (as set forth below in "Acceptance for Payment and Payment of Purchase Price"), the Purchaser intends to pay for any Units accepted for payment pursuant to the Offer after determining the final proration or other adjustments. The Purchaser does not believe it would take any longer than five business days to determine the effects of any proration required. If the number of Units that are Properly Tendered is less than or equal to the Transfer Limit, if any, the Purchaser will purchase all Units that are Properly Tendered, upon the terms and subject to the other conditions of the Offer. See “Effects of the Offer - Limitations on Resales.”

(b)  The following is added after the last paragraph under "FEDERAL INCOME TAX MATTERS" in the Offer to Purchase:

The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer (although the Partnership Agreement prevents transfers of Units that would cause such a termination). A tax termination of the Partnership could have an effect on a corporate or other non-individual Unit holder whose tax year is not the calendar year, as such a Unit holder might recognize more than one year's Partnership tax items in one tax return, thus accelerating by a fraction of a year the effects from such items.

Item 6. Purposes of the Transaction and Plans or Proposals

The last paragraph under "EFFECTS OF THE OFFER" in the Offer to Purchase is deleted in its entirety and replaced with the following:

Influence Over Future Voting Decisions. Under the Partnership Agreement, Unit holders holding a majority of the Units are entitled to take action with respect to a variety of matters, including removal of the General Partner, dissolution and termination of the Partnership, and approval of most types of amendments to the Partnership Agreement. After the Offer, the Purchaser may have significant influence over such actions. If the Purchaser acquires more than 30,858 Units, the Purchaser would hold a majority of the Units and therefore would control any vote of the Unit holders.

Other Potential Effects. The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unit holders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unit holders. Registration and reporting requirements could be terminated by the Partnership if the number of record holders falls below 300, or below 500 if the Partnership's total assets are below $10 million for three consecutive preceding fiscal years. The Partnership reported a total of 3,308 limited partners as of its most recent fiscal year end and in excess of $10 million in total assets. Although it is possible that the purchase of Units pursuant to the Offer could reduce the number of record Unit holders below 300, the Purchaser believes the possibility is unlikely (given the response to the Offer to date) and it is not the intention of the Purchaser to cause such a result. Accordingly, the Purchaser does not believe that the purchase of Units pursuant to the Offer will result in the Units becoming eligible for deregistration under the Exchange Act.

Item 7. Source and Amount of Funds or Other Consideration

The last paragraph under "CERTAIN INFORMATION CONCERNING THE PURCHASER" in the Offer to Purchase is deleted in its entirety and replaced with the following:

Source of Funds. Based on the Offer price of $175 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $11,353,825. The Purchaser expects to obtain these funds from committed equity contributions.

Item 12 Exhibits.

Item 12 of the Schedule TO is supplemented and amended by adding the following:

(a)(1)(v) Press Release, issued by Anise, L.L.C. on March 20, 2006.
(a)(1)(vi) Letter to Unit Holders, dated March 22, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2006	ANISE, L.L.C., a Missouri limited liability company

	By:	/s/ DeAnn Duffield
DeAnn Duffield, Manager

Christopher J. Garlich Trust

	By:	/s/ Christopher J. Garlich
Christopher J. Garlich Trustee

/s/ Christopher J. Garlich
Christopher J. Garlich

/s/ Jose L. Evans
Jose L. Evans

/s/ Denise Evans
Denise Evans